SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Transportadora de Gas del Sur, S.A.

(Name of Issuer)

Class B Common Shares

(Title of Class of Securities)

P9308R-10-3

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                                 SCHEDULE 13D

CUSIP No. 893870204
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Emerging Markets, L.L.C. FEIN 01-0577802
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,123,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,123,401
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,123,401
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________________

1  Based upon 389,302,689 Class B Common Shares outstanding as of June 27, 2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. 893870204
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 66,021,641[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 66,021,641[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,021,641[1]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[2]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________________

1  The number of shares beneficially owned includes 19,111,500 Class B Common Shares represented by 3,822,300 ADR shares.

2  Based upon 389,302,689 Class B Common Shares outstanding as of June 27, 2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. 893870204
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 66,021,641[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 66,021,641[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,021,641[1]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[2]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

_________________________

1 The number of shares beneficially owned includes 19,111,500 Class B Common Shares represented by 3,822,300 ADR shares.

2  Based upon 389,302,689 Class B Common Shares outstanding as of June 27, 2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. 893870204
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 66,021,641[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 66,021,641[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,021,641[1]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[2]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________________

1 The number of shares beneficially owned includes 19,111,500 Class B Common Shares represented by 3,822,300 ADR shares.

2  Based upon 389,302,689 Class B Common Shares outstanding as of June 27, 2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. 893870204
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 66,021,641[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 66,021,641[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,021,641[1]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%[2]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_________________________

1  The number of shares beneficially owned includes 19,111,500 Class B Common Shares represented by 3,822,300 ADR shares.

2  Based upon 389,302,689 Class B Common Shares outstanding as of June 27, 2006, as reported in the Issuer’s Form 20-F report.

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the Class B Common Shares (the “Common Shares”) of Transportadora de Gas del Sur, S.A., an Argentine company (the “Issuer”). The principal executive offices of the Issuer are located at Don Bosco 3672, 5th Floor, 1206 Capital Federal, Argentina.

Item 2. Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Emerging Markets, L.L.C., a Delaware limited liability company (“Laminar EM”), D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP, and DESCO LLC, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Laminar EM is that of a limited liability company focusing primarily on investments in emerging markets. The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunity-related investment strategies. Laminar EM is a wholly owned subsidiary of Laminar and neither of them has any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On January 18, 2006, Laminar EM acquired, in a privately negotiated transaction, an aggregate of 120,793,404 Common Shares of the Issuer for $114,614,540.50 of Laminar EM’s working capital. Appropriate regulatory filings were made in Argentina.

On February 14, 2007 and February 15, 2007, Laminar acquired, in open market purchases, an aggregate of 1,100 ADR shares of the Issuer, equivalent to 5,500 Common Shares, for $7,411.00 of Laminar’s working capital (excluding commissions).

Item 4.  Purpose of Transaction

Laminar EM and Laminar made the purchases noted in Item 3 above for investment purposes. Laminar EM and Laminar made such purchases in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as participants in any transaction having such purpose or effect.

Laminar EM and Laminar will review their investments in the Common Shares from time to time and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Laminar and Laminar EM may determine to:

-	acquire additional Common Shares; or
-	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on June 27, 2006, there were 389,302,689 Common Shares issued and outstanding as of June 27, 2006. The 47,123,401 Common Shares held by Laminar EM (“Laminar EM Shares”) as of the date hereof represent approximately 12.1% of the outstanding Common Shares. The 66,021,641 Common Shares beneficially owned by Laminar (the “Laminar Shares”) as of the date hereof represent approximately 17.0% of the outstanding Common Shares, including, for the purpose of this calculation, 18,898,240 Common Shares represented by ADR shares and the Laminar EM Shares. Laminar EM has the power to vote or to direct the vote of ( and the power to dispose or direct the disposition of) the Laminar EM Shares, and Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.

DESCO LP, as Laminar’s investment adviser, and DESCO LLC, as Laminar’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any Common Shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Laminar Shares. David E. Shaw disclaims beneficial ownership of the Laminar Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Laminar Shares.

(c) On January 18, 2006, Laminar EM acquired, in a privately negotiated transaction, an aggregate of 120,793,404 Common Shares at $0.95 per share. As the result of that acquisition the Reporting Persons beneficially owned 31% of the outstanding shares of the Issuer as of January 18, 2006.

On July 19, 2006, July 21, 2006, and July 25, 2006, Laminar EM sold, in privately negotiated transactions, 4,000,000, 10,000,000 and 5,000,000 Common Shares at $1.01, $1.01 and $1.01 per share, respectively. As the result of that disposition the Reporting Persons beneficially owned 26% of the outstanding shares of the Issuer as of July 25, 2006.

On December 19, 2006, Laminar EM exchanged, in a privately negotiated transaction, an aggregate of 34,670,003 Common Shares for shares in another company. No funds were exchanged in connection with this transaction. As the result of that exchange the Reporting Persons beneficially owned 17% of the outstanding shares of the Issuer as of December 19, 2006.

On January 12, 2007, Laminar EM converted 20,000,000 Common Shares into 4,000,000 ADR shares of TGS and transferred such ADR shares to Laminar.

On December 21, 2006, February 13-16, 2007 and February 20-21, 2007, Laminar sold Common Shares in broker transactions in the New York Stock Exchange, the Nasdaq Stock Market and Cincinnati (INET) as follows:

Date	Number of Shares	Price per Share[3]
12/21/06	40,100	$6.68
2/13/07	75,000	$6.80
2/14/07	25,800	$6.78
2/15/07	23,100	$6.74
2/16/07 2/20/07 2/21/07	14,800 40,600 2,052	$6.78 $6.76 $6.75

________________

3 Price shown is the weighted average price.

On February 14, 2007, Laminar acquired in broker transactions in the New York Stock Exchange 1,000 ADR shares at a weighted average price of $6.74 per share. On February 15, 2007, the Reporting Persons acquired in a broker transaction in the New York Stock Exchange 100 ADR shares at $6.73 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Item 6 and in the documents incorporated by reference herein and set forth as exhibits hereto, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.

On January 18, 2006, Laminar EM entered into a share purchase agreement pursuant to which it acquired 120,793,404 of the Common Shares of the Issuer as discussed above in Item 5. A copy of such agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

On March 28, 2006, Laminar EM entered into a call option agreement, which expired on July 27, 2006, with J.P. Morgan Securities Ltd. (“JP Morgan”) giving JP Morgan the right to acquire 50% of the 120,793,404 Common Shares of the Issuer that Laminar EM had acquired on January 18, 2006. On each of July 19, 2006, July 21, 2006, and July 25, 2006, JP Morgan exercised the option, acquiring in the aggregate 19,000,000 Common Shares, some, but not all, of the total number of Common Shares underlying the option. A copy of such agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

On December 19, 2006, Laminar EM entered into an agreement to exchange an aggregate of 34,670,003 Common Shares for shares in another company. A copy of such agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated February 27, 2007.
Exhibit 4

Share Purchase Agreement, dated as of January 18, 2006, by and among D. E. Shaw Laminar Emerging Markets, L.L.C., as Purchaser, and Enron Pipeline Company Argentina S.A., Enron Argentina Ciesa Holdings S.A., and Enron de Inversiones de Energia S.C.A., as Sellers

Exhibit 5	Call Option Agreement, dates as of March 28, 2006, by and between J.P. Morgan Securities Ltd., as Purchaser, and D. E. Shaw Laminar Emerging Markets, L.L.C., as Seller

Exhibit 6	Stock Exchange Agreement dated as of December 19, 2006, by and between Fintech Energy LLC and D. E. Shaw Laminar Emerging Markets, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: February 27, 2007

D. E. SHAW LAMINAR EMERGING MARKETS, L.L.C.
By: D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member
By: ___/s/ Julius Gaudio_____________ Name: Julius Gaudio Title: Managing Director

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member
By: ___/s/ Julius Gaudio_____________ Name: Julius Gaudio Title: Managing Director
D. E. SHAW & Co., L.P.
By: ______/s/ Julius Gaudio_____________ Name: Julius Gaudio Title: Managing Director
D. E. SHAW & Co., L.L.C.
By: _ ___/s/ Julius Gaudio_____________ Name: Julius Gaudio Title: Managing Director
DAVID E. SHAW
By: _ ___/s/ Julius Gaudio_____________ Name: Julius Gaudio Title: Attorney-in-Fact for David E. Shaw